Empirical Ventures, Inc.

                          2775 Fir Street Suite 3E

                                                    Vancouver BC, Canada,

June 28, 2007

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:  AUTHORIZATION EMPIRICALVENTURES, INC.   (the “Company”)

Attention : Janice McGuirk

Dear Ms. McGuirk

As President of Empirical Ventures Inc. I hereby grant my permission to

Phillip Offill, to discuss all matters pertaining to this file with yourself or other SEC staff members.

Yours truly,

/s/ Derek Ward

Derek Ward

President